Exhibit 21. Subsidiaries of the Registrant

The Company has four wholly-owned subsidiaries. All others listed are either direct or indirect subsidiaries of the Bank.

SUBSIDIARIES OF THE COMPANY	STATE OF INCORPORATION
Mid America Bank, fsb	United States
MAF Developments, Inc.	Illinois
Mid Town Development Corporation	Illinois
Equitable Finance Corp.	Illinois

SUBSIDIARIES OF THE BANK	STATE OF INCORPORATION
Mid America Investment Services, Inc.	Illinois
Mid America Insurance Agency, Inc.	Illinois
Mid America Finance Corporation	Illinois
Mid America Mortgage Securities, Inc.	Illinois
N.W. Financial Corporation	Illinois
Ambria Development Corporation	Illinois
Randall Road Development Corporation	Illinois
Centre Point Title Services, Inc.	Illinois
Reigate Woods Development Corporation	Illinois
MAF Realty Co., L.L.C. – III	Delaware
MAF Realty Co., L.L.C. – IV	Delaware
Mid America Re, Inc.	Vermont